Mail Stop 3561

January 4, 2008

Ms. Sandra Batt
Chief Financial Officer
2502 East Poplar Street
Algona, Iowa 50511

> **Re:** **Hydrogen Engine Center, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 19, 2006**
> **File No. 000-50542**

Dear Ms. Batt:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services